UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number 001-41573

HIGH-TREND INTERNATIONAL GROUP
(Translation of registrant’s name into English)

60 Paya Lebar Road

#06-17 Paya Lebar Square

Singapore 409051

(65) 8304 8372

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Explanatory Note

This Amendment No. 1 to Current Report on Form 6-K/A (the “6-K Amendment”) is being filed to amend the Current Report on Form 6-K of High-Trend International Group (the “Company”) filed on June 9, 2025 in order to correct an inadvertent error in the description of the roles from which Mr. Christopher Renn resigned. Mr. Christopher Renn resigned as the chairman of the compensation committee (the “Compensation Committee”) of the board of directors (“Board”) of the Company, while he remains an independent director of the Company.

Change of Directors

Effective June 3, 2025, Mr. Christopher Renn resigned as the chairman of the Compensation Committee of the Board of the Company. The resignation of Mr. Renn was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Effective June 3, 2025, Mr. Brian B. Su was elected to serve as an independent director and the chairman of the Compensation Committee.

Mr. Brian B. Su is the founder and has served as the president of Artisan Business Group Inc., a U.S.-based consulting firm that supports companies and government entities with global expansion, regulatory navigation, and investment planning, since October 2011. From October 1998 to October 2011, he worked as a compliance specialist at the Illinois Department of Transportation. From March 1996 to October 1998, he served as a staff assistant to Illinois Governor Jim Edgar. From March 1987 to December 1989, he worked as an international business manager at the China National Nonferrous Metals Import and Export Corporation. Mr. Su holds a Bachelor of Arts degree in English Language and Literature from Guizhou University in China and a Master of Public Administration (MPA) from the University of Illinois at Springfield.

Issuance of Press Release

On June 9, 2025, the Company issued a press release concerning these events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2025	HIGH-TREND INTERNATIONAL GROUP

/s/ Shixuan He
Shixuan He
Chief Executive Officer
(Principal Executive Officer)

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